United States securities and exchange commission logo





                           December 8, 2021

       Robert Charest
       Principal Executive Officer
       HerdWhistle Technologies Inc.
       3510 29 Street Northeast #130
       Calgary, AB, T1Y 7E5

                                                        Re: HerdWhistle
Technologies Inc.
                                                            CIK 0001892858
                                                            Form 1-A/A filed
December 3, 2021
                                                            File No. 024-11716

       Dear Mr. Charest:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 22, 2021 letter.

       Form 1-A/A filed December 3, 2021

       General

   1. We note your response to our prior comment 1 and acknowledge that the guidance in Item
                                                        (a)(2) of Part of F/S
of Form 1-A allows you to prepare your financial statements in accordance with
International Financial Reporting Standards (IFRS) as issued by the
                                                        International
Accounting Standards Board. However, these financial statements must be audited in accordance
with U.S. Generally Accepted Auditing Standards (US GAAS) or the standards of the
Public Company Accounting Oversight Board (United States) as
                                                        required by Item (c
)(1)(iii) of Part F/S of Form 1-A. We note that your IFRS financial statements included in
the filing are audited in accordance with Canadian Generally
                                                        Accepted Auditing
Standards (Canadian GAAS), and we therefore reissue our comment.
 Robert Charest
HerdWhistle Technologies Inc.
December 8, 2021
Page 2
         Please revise the filing to include financial statements that comply with the audit requirements of Item (c )(1)(iii) of Part F/S of Form 1-A.
2. In addition, we note that the opinion paragraph of the audit report currently included in the filing refers to the financial position of the company as of January 21, 2021 instead of the
         January 31, 2021 date of the balance sheet presented. Further, your auditor opines on the results of operations for the periods then ended, although you do not present statements of operations or statements of cash flows for these periods. Please have your auditor address these inconsistencies in its revised report and also ensure that the wording and format of its report comply with the US GAAS requirements or the standards of the Public
         Company Accounting Oversight Board (United States).
3. Lastly, we note from pages 19 and 20 and elsewhere in the filing that the company appears to have incurred operating costs during the reported periods. For example, we note that the company currently had employees, hired consultants and entered into an agreement relating to its office space. Consistent with the guidance in IAS 1, please revise your financial statements to present statements of comprehensive income, cash flows, and
         changes in stockholders    equity for each of the periods presented,
or explain to us in detail
         why a complete set of financial statements would not be meaningful to an investor in this offering.
      You may contact Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Ingram at 202-551-
3397 with any other questions.



FirstName LastNameRobert Charest                               Sincerely,
Comapany NameHerdWhistle Technologies Inc.
                                                               Division of
Corporation Finance
December 8, 2021 Page 2                                        Office of
Manufacturing
FirstName LastName